Exhibit 99.1

September 25, 2012

Dear Shareholder:

RE:	Notice of Change of Transfer Agent

Please be advised that effective November 1, 2012, Computershare Investor Services Inc. will replace CIBC Mellon Trust Company as Transfer Agent and Registrar, Dividend Disbursing Agent, Dividend Reinvestment Plan Agent and Shareholder Rights Plan Agent for Cenovus Energy Inc.

No action is required on your part as a result of these changes.

As of November 1, 2012, for all inquiries regarding your shareholder account, including reporting a change of address, replacing lost share certificates, transferring shares, assistance with estate settlements or other shareholder related matters, please contact Computershare Investor Services at the address or telephone numbers noted below.

Service to shareholders remains a priority of the Corporation.  If you have any questions regarding this change please contact Computershare Investor Services directly:

Computershare Investor Services Inc.

100 University Avenue

9th Floor

Toronto, Ontario M5J 2Y1

Telephone:	toll-free North America:	1-866-332-8898
	outside North America:	514-982-8717

Yours truly,

/s/ Kerry D. Dyte
Kerry D. Dyte
Executive Vice-President, General Counsel & Corporate Secretary